Exhibit 99.28

CONSENT OF EXPERT
March 28, 2024

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

Stantec Consulting International LLC hereby consents to the filing of the written disclosure regarding:
•the Technical Report for the Lamaque Project, Quebec, Canada, effective December 31, 2021;
•the Technical Memo 2023 September End Kişladağ mineral reserves (dated October 27, 2023);
•the Technical Memo 2023 September End Perama Hill mineral reserves (dated November 29, 2023)
•
and the use of its name in (i) the Annual Information Form for the year ended December 31, 2023 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2023 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-272043), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

Stantec Consulting International LLC

By:	/s/ Gregory Gold
Name: Greg Gold, PE, QP, MBA
Title: Principal, Business Center
Practice Leader